December 11, 2012

FILED VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re.:	Neuberger Berman Equity Funds; Post-Effective Amendment No. 160
--Neuberger Berman Large Cap Value Fund (Classes Advisor, A, C, R3,
Institutional, Investor and Trust)
--Neuberger Berman International Equity Fund (formerly know as Neuberger
Berman International Institutional Fund) (Classes A, C, R3, Investor and
Trust)
--Neuberger Berman Mid Cap Intrinsic Value Fund (Classes A, C, R3,
Institutional, Investor and Trust)
--Neuberger Berman Real Estate Fund (Classes A, C, R3, Institutional and Trust)
--Neuberger Berman Value Fund (Classes A, C and Institutional)
-1933 Act File No. 002-11357
-1940 Act File No. 811-00582

Dear Ms. Rossotto:

This letter responds to your comments, discussed in our telephone conversation on November 30, 2012, regarding your review of Post-Effective Amendment No. 160 to the registration statement on Form N-1A for Neuberger Berman Equity Funds (“Registrant”) on behalf of its series listed above (each a “Fund” and collectively along with the Registrant’s other series, the “Funds”).  Post-Effective Amendment No. 160 will become effective on December 15, 2012, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”).  We expect to file Post-Effective Amendment No. 161 on or about December 11, 2012. Post-Effective Amendment No. 161 will become effective on December 15, 2012, pursuant to Rule 485(b) under the 1933 Act and will reflect changes made in response to the staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.

Prospectuses

Comment 1:  Please confirm that the fee tables include acquired fund fees and expenses if such fees and expenses exceed 0.01 percent (one basis point).  Additionally, for Funds that

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
December 11, 2012

include acquired fund fees and expenses in their fee tables, please consider whether additional disclosure is necessary in the principal investment strategies.

Response:  The Registrant confirms that acquired fund fees and expenses are included in the fee tables of those Funds for which such fees and expenses exceed one basis point. The Registrant has determined not to add any additional disclosure related to investments in acquired funds to the “Principal Investment Strategies” sections of Funds that include acquired funds fees and expenses in their fee tables. In the case of each of these Funds, the acquired fund fees and expenses were incurred in connection with the Fund’s cash management program and/or the Fund’s de minimis investments in exchange-traded funds, which are not considered a principal investment strategy of the Fund.

Comment 2:  For each Fund with a policy of investing 80% of its net assets in securities of companies within the market capitalization range of a particular index, please add disclosure indicating that the Fund will invest in the market capitalization range of the index at the date that the index was last reconstituted.

Response:  The Registrant has considered the staff’s comment; however, the Registrant has determined not to add disclosure indicating that a Fund will invest in the market capitalization range of the index at the date that the index was last reconstituted because the Registrant believes that this disclosure would be inappropriate.  The current disclosure allows a Fund to evaluate the market capitalization range in conjunction with changes in the stock market on an on-going basis so that the Fund is using a definition of range that is consistent with the current understanding of a market capitalization range.  The Registrant further believes that this policy is consistent with Rule 35d-1 under the Investment Company Act of 1940, as amended (“1940 Act”), and the staff’s guidance regarding Rule 35d-1.  In the Frequently Asked Questions about Rule 35d-1 bulletin issued by the staff,1 the staff stated that:

As a general matter, an investment company may use any reasonable definition of these terms and should define these terms in its discussion of its investment objectives and strategies in its prospectus. In developing a definition of the terms “small-, mid-, or large-capitalization,” registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.

1 Frequently Asked Questions about Rule 35d-1 (Investment Company Names), http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
December 11, 2012

Comment 3:  In the “Tax Information” section in each “Fund Summary” section, please include disclosure about the tax implications of withdrawing your investment from a tax-exempt account.

Response:  The Registrant has revised the “Tax Information” disclosure as follows:

Except for tax-advantaged retirement plans and accounts and other tax-exempt investors you will be subject to tax to the extent the Fund makes distributions of ordinary income or net capital gains to you. Although those distributions generally are not taxable to a tax-exempt investor, withdrawals from certain retirement plans and accounts generally are subject to federal income tax.

Comment 4:  For Neuberger Berman Equity Income Fund, please confirm that the real estate and utilities sectors are not considered industries.

Response:  The Registrant confirms that Neuberger Berman Equity Income Fund does not consider the real estate and utilities sectors to be industries.

Comment 5:  The “Principal Investment Strategies” section of each of Neuberger Berman Emerging Markets Equity Fund, Neuberger Berman Global Equity Fund and Neuberger Berman Global Thematic Opportunities Fund states that the Fund invests in structured notes.  Please confirm whether investments in structured notes are a principal investment strategy of each Fund.  If so, please add disclosure describing the types of structured notes a Fund will use in the “Principal Investment Strategies” section and disclosure describing the risks associated with such structured notes in the “Principal Investment Risks” section.

Response:  In consideration of each Fund’s actual investment program, the Registrant has removed the reference to structured notes from the “Principal Investment Strategies” section of each of Neuberger Berman Emerging Markets Equity Fund, Neuberger Berman Global Equity Fund and Neuberger Berman Global Thematic Opportunities Fund.

Comment 6:  Please confirm that mid-capitalization stock risk is applicable to Neuberger Berman Large Cap Value Fund and Neuberger Berman Value Fund.

Response:  The Registrant confirms that mid-capitalization stock risk is applicable to Neuberger Berman Large Cap Value Fund and Neuberger Berman Value Fund.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
December 11, 2012

Comment 7:  The “Principal Investment Strategies” section of each of Neuberger Berman Large Cap Value Fund and Neuberger Berman Value Fund states that the Portfolio Manager may emphasize certain industries.  Please confirm that the risks associated with emphasizing certain industries are described in the “Principal Investment Risks” section.

Response:  The Registrant notes that in the “Principal Investment Risks” section of each Fund there is a subsection titled “Sector Risk” that discusses the risks of emphasizing particular sectors and industries.

Comment 8:  If a Fund does not intend to invest in securities issued by foreign governments as a principal investment strategy, please delete the reference to “securities issued by foreign governments” from the subsection titled “Foreign Risk” in the “Principal Investment Risks” section.

Response:  For those Funds whose “Principal Investment Strategies” sections do not disclose investments in the securities of foreign governments, the Registrant has deleted the reference to “securities issued by foreign governments” from the subsection titled “Foreign Risk” in the “Principal Investment Risks” of such Funds.

Comment 9:  In the “Performance” section of each of Neuberger Berman Large Cap Value Fund, Neuberger Berman Mid Cap Intrinsic Value Fund, Neuberger Berman Real Estate Fund, and Neuberger Berman Value Fund, please consider whether any additional disclosure is necessary due to changes in a Fund’s principal investment strategies.

Response:  The Registrant has considered whether any additional disclosure is necessary in the “Performance” section of each Fund and has added the following disclosure for Neuberger Berman Large Cap Value Fund and Neuberger Berman Real Estate Fund.

Neuberger Berman Large Cap Value Fund:

Prior to April 2, 2012, the Fund had a policy of investing mainly in common stocks of mid- to large-capitalization companies. Its performance prior to that date might have been different if current policies had been in effect.

Neuberger Berman Real Estate Fund:

As of June 19, 2012, the Fund changed its investment policy to become “non-diversified” under the Investment Company Act of 1940. Its performance

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
December 11, 2012

prior to this change might have been different if current policies had been in effect.

Comment 10:  In the “Principal Investment Strategies” section of Neuberger Berman Real Estate Fund, please add disclosure that below investment grade securities are commonly referred to as “junk bonds.”

Response:  In the “Principal Investment Strategies” section of Neuberger Berman Real Estate Fund, the Registrant has added disclosure indicating that below investment grade securities are commonly known as “junk bonds.”

Comment 11:  In the “Principal Investment Strategies” section of Neuberger Berman Real Estate Fund, please add disclosure indicating that the Fund will concentrate in the real estate industry.

Response:  In the “Principal Investment Strategies” section of Neuberger Berman Real Estate Fund, the Registrant has added disclosure indicating that the Fund will concentrate in the real estate industry.

Comment 12:  In the “Your Investment – Market Timing Policy” section, please elaborate on how frequent purchases, exchanges and redemptions of Fund shares can interfere with Fund management and affect costs and performance for other shareholders.

Response:  In the “Your Investment – Market Timing Policy” section, the Registrant has revised the first sentence as follows:

Frequent purchases, exchanges and redemptions of Fund shares ("market-timing activities") can interfere with effective Fund management and adversely affect ~~costs and~~Fund performance ~~for other~~in various ways, including by requiring a portfolio manager to liquidate portfolio holdings at a disadvantageous time or price, by increasing costs (such as brokerage costs) to a Fund by requiring a portfolio manager to effect more frequent purchases and sales of portfolio securities, and possibly by requiring a portfolio manager to keep a larger portion of Fund assets in cash, all of which could adversely affect the interests of long-term shareholders.

Comment 13:  If Neuberger Berman International Institutional Fund will be changing its name to Neuberger Berman International Equity Fund, please disclose in the “Principal

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
December 11, 2012

Investment Strategies” section that the Fund will invest at least 80% of the net assets in equity securities.

Response:  For Neuberger Berman International Institutional Fund, the Registrant has added the following to the “Principal Investment Strategies” section:

The Fund will not change its strategy of normally investing at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities, without providing shareholders at least 60 days’ notice. This test is applied at the time the Fund invests; later percentage changes caused by a change in Fund assets, market values or company circumstances will not require the Fund to dispose of a holding.

Statement of Additional Information

Comment 14:  In the first paragraph in the “Investment Information – Investment Policies and Limitations” section, please revise the last sentence to indicate that the Manager, Neuberger Berman Management LLC, will take appropriate steps to reduce the percentage of borrowings within three days excluding Sundays and holidays.

Response:  In the first paragraph in the “Investment Information – Investment Policies and Limitations” section, the Registrant has revised the last sentence to delete the reference to the percentage limitation on borrowings because the fundamental policy on borrowing indicates that “[i]f at any time borrowings exceed 33-1/3% of the value of a Fund’s total assets, that Fund will reduce its borrowings within three days (excluding Sundays and holidays) to the extent necessary to comply with the 33-1/3% limitation.”

Comment 15:  In the “Investment Information – Additional Investment Strategies” section, under the heading “Convertible Securities,” please revise the first sentence of the last paragraph that includes the policy considering convertible securities to be equity securities to indicate that this would be the case only if such securities are immediately convertible.

Response:  The Registrant has considered the Staff’s comment; however, the Registrant has not made this revision because it believes that the revision is neither necessary nor appropriate.  In addition, the Registrant notes that the only Fund that invests to any material extent in convertible securities is Neuberger Berman Equity Income Fund, and that Fund generally would not seek to invest in convertible securities that are not readily convertible.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
December 11, 2012

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If you have any further comments or questions regarding this filing, please contact me at (202) 778-9473 or Lynn A. Schweinfurth at (202) 778-9876.  Thank you for your attention to this matter.

Sincerely,

/s/Franklin H. Na
Franklin H. Na